UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10/A

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

JUMPTV INC.

(Exact name of registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1600 Old Country Road, Plainview, New York	11803
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (516) 622-8300

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which
to be so registered	each class is to be registered
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒

EXPLANATORY NOTE

This Amendment No. 2 to the Registration Statement on Form 10 of JumpTV Inc. (the “Company” or “JumpTV”), as originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2009 and amended on June 2, 2009 (the “Registration Statement”), is being filed to include the Company’s quarterly results for the three months ended March 31, 2009 in the Registration Statement.  Only the amendments required to reflect such results are included in this Amendment No. 2.

Item 2 of the Registration Statement is hereby amended and restated in its entirety to reflect management’s discussion and analysis of financial condition and results of operations as it relates to both the Company’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007 and its unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2009 and 2008.

Item 15 of the Registration Statement is hereby supplemented to include JumpTV’s unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2009 and 2008.  The Company’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007, the Acquired Business’s (as such term is defined in Item 2 hereof) audited consolidated financial statements and accompanying notes for the years ended December 31, 2007 and 2006, the Acquired Business’s unaudited financial statements and accompanying notes as at September 30, 2008 and for the three and nine months ended September 30, 2008 and 2007 and the Company’s pro forma financial information may be found in the originally filed Registration Statement (filed on April 9, 2009) and in Amendment No. 1 to the Registration Statement (filed on June 2, 2009), both available on the SEC’s website at www.sec.gov.

ITEM 2.	FINANCIAL INFORMATION

A.            Selected Financial Data

Not required.

B.            Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion & Analysis (“MD&A”) of JumpTV’s financial condition and results of operations should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2008 and 2007, and with the Company’s unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2009 and 2008, which in each case have been prepared in accordance with United States generally accepted accounting principles (“GAAP”).  All dollar amounts are in U.S. dollars (“US$” or “$”) unless stated otherwise.

On October 20, 2008, JumpTV completed the Merger with NeuLion, which was (as described later in this MD&A) a reverse takeover for accounting purposes.  Therefore, this MD&A is for the years ended December 31, 2008 and 2007, reflects the assets, liabilities and results of operations of NeuLion, the accounting acquirer, and only includes the assets, liabilities and results of operations of JumpTV, the legal acquirer, subsequent to the reverse takeover on October 20, 2008 (the “Acquired Business”).  This MD&A is issued under the name of the legal acquirer (JumpTV), but is deemed to be a continuation of the accounting acquirer (NeuLion).

Our MD&A is intended to enable readers to gain an understanding of JumpTV’s current results and financial position.  To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding comparable twelve-month period, or for the current period to those of the preceding comparable three-month period, as the case may be.  We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in Item 1A of the Registration Statement and could have a material impact on future prospects.  Readers are cautioned that actual results could vary.

Cautions regarding forward-looking statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s growth, results of operations, performance and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements.  Wherever possible, words such as “may,” “will,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions.  Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements.  Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the dates of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes.  More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in Item 1A of the Registration Statement.

Merger and Reverse Take-Over

On October 20, 2008, the Company completed the Merger with NeuLion, an end-to-end IPTV service provider of live and on-demand sports, international and religious programming over the Internet to computers and/or through STBs to televisions.  Under the terms of the Merger, JumpTV issued 49,577,427 Shares directly, as well as 1,840,097 Shares subject to a performance escrow relating to a prior acquisition, which represented approximately the entire issued and outstanding Shares of JumpTV prior to closing, to the securityholders of NeuLion in exchange for their NeuLion securities.  Pursuant to the Merger, the Company also issued 5,000,000 warrants, fully vested and exercisable for two years at $0.63, and 2,700,000 employee stock options, vesting in equal monthly amounts over 48 months and exercisable for five years at $0.60, to employees of NeuLion who became employees of the Company.

On October 20, 2008, AvantaLion LLC (“AvantaLion”), an entity controlled by Mr. Wang, our Chairman and the spouse of Ms. Li, our CEO and the founder and CEO of NeuLion, purchased 10,000,000 units from JumpTV’s treasury at a price of CAD$1.00 per unit. Each unit (a “Unit”) consists of one Share, one-half of one Share purchase warrant exercisable at CAD$1.25 and one-half of one Share purchase warrant exercisable at CAD$1.50. The warrants partially comprising the Units are exercisable for a period of two years from the date of issuance.  Mr. Paterson, our Vice Chairman, also purchased 1,000,000 Units on the same terms. The aggregate gross proceeds from the sale of Units (the “Private Placement”) were CAD$11.0 million or US$9.2 million

In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations (“FAS 141”), the Company has determined that NeuLion was the accounting acquirer and accordingly has accounted for the Merger as a reverse takeover.  Therefore, the financial statements and this MD&A for the years ended December 31, 2008 and 2007 and for the three months ended March 31, 2009 and 2008 reflect the assets, liabilities and results of operations of NeuLion, the accounting acquirer, and only include the assets, liabilities and results of operations of the Acquired Business subsequent to the reverse takeover on October 20, 2008.  This MD&A is issued under the name of the legal acquirer (JumpTV), but is deemed to be a continuation of the accounting acquirer (NeuLion).

Overview

JumpTV is an IPTV service and technology provider that builds and manages private networks for companies interested in reaching specific target audiences. JumpTV provides an end-to-end IPTV service of live and on-demand sports, international television content and family programming.

This end-to-end enterprise technology solution enables the distribution of IPTV content to subscribers and pay-per-view customers for viewing on multiple platforms, including Internet-connected browser-based devices such as personal computers, laptops and mobile devices and standard television sets through Internet-connected STBs.

JumpTV’s business model has evolved from its inception as a professional services provider to, in fiscal 2006, an end-to-end provider of the following IPTV services:

•      content management — encoding of various digital and analog TV and video formats

•      subscriber management — managing subscriber access and control of subscriber accounts

•      digital rights management — preserving the integrity of the content and protecting it from unauthorized access

•      billing services — enabling customers to view subscription accounts, providing pay-per-view transactional billing, payment, processing and advertising insertion

•      delivery — delivering streamed audio, video and other multimedia content anywhere, anytime through JumpTV’s IPTV service and infrastructure

This evolution commenced in 2006 and is the one of the reasons for the increase in revenue, cost of sales and expenses over the years.

Through the acquisition of the Acquired Business on October 20, 2008, JumpTV has expanded its portfolio of content from professional sports (the NHL and the NFL), international content (Chinese programming through KyLinTV, Inc. (“KyLinTV”)) and faith-based programming (Sky Angel) to include college sports, cycling events, soccer events and additional international channels.

JumpTV’s success is dependent upon several factors, including securing contractual relationships, maintaining technological advantage in a rapidly changing industry and efficiently operating the distribution network.

Fiscal 2008

On October 20, 2008, the Company completed the acquisition of the Acquired Business described above. The acquisition has been accounted for as a reverse take over using the purchase method, with the results of the Acquired Business included in the Company’s results of operations from the date of acquisition.

The net assets acquired (in millions) are as follows:

Cash	$22.9
Current assets	5.0
Property, plant and equipment	5.1
Long-term assets	1.0
Intangible assets	6.0
Goodwill	6.8
Total assets	$46.8

Current Liabilities	$12.4
Long term liabilities	0.8
Total liabilities	$13.2

Net assets acquired	$33.6

The intangible assets included in the table above consist of customer relationships of $5.9 million which are being amortized over a five-year period and trademarks of $0.1 million which are being amortized over a one-year period.  The software fixed asset of $2.0 million included in the Acquired Business is being amortized over a three-year period.

Operating Performance

The Company uses the term “organic” to refer to period-over-period changes in its revenues and expenses, excluding the revenues and expenses of the Acquired Business.  This permits readers to better compare current year and prior year revenues and expenses, and to understand changes that have occurred, without regard to the effect of the Merger.

Fiscal 2008

Revenue for fiscal 2008 was $13.4 million, up 72% from $7.8 million in fiscal 2007.  The revenue growth of $5.6 million was due to an increase in services revenue of $8.2 million and was offset by a decrease in our equipment revenue of $2.6 million.   In part, the revenue growth is due to the acquisition of the Acquired Business, which contributed $3.3 million of the growth.  The organic increase in services revenue is consistent with the increasing scope of operations.  As the number of subscribers increases, there is a cumulative effect of increasing subscriber revenue on a month over month basis.  The decrease in equipment revenue is a result of the uneven nature of this revenue stream — customers often place large single orders made to meet minimum order requirements, to manage the lead time between ordering and shipping and to minimize the related shipping costs.  The lead time on new orders is approximately 12 weeks from order to receipt.  The purchase by customers of STBs is a leading indicator of future subscriptions.

Our net loss for 2008 was $11.6 million, or a loss of $0.21 per fully diluted share, compared with a net loss of $4.5 million, or a loss of $0.11 per fully diluted share, in 2007.  The increase in net loss of $7.1 million is due to increased organic expenses of $4.8 million, which includes $2.8 million related to increased wages and benefits and $1.0 million related to professional fees (please see page 28 for additional details), impairment of long-lived assets of $1.0 million, losses incurred in the Acquired Business of $2.2 million subsequent to October 20, 2008, stock-based compensation incurred upon closing the Merger of $1.8 million, and increased depreciation and amortization of $1.0 million, which was offset by improved organic gross margin of $2.3 million, increased investment income and foreign exchange of $0.4 million, a reduction in the equity losses of affiliate of $1.1 million and other miscellaneous items.

Our Non-GAAP Adjusted EBITDA loss was $6.6 million compared with a Non-GAAP Adjusted EBITDA loss of $1.9 million in 2007.  The increase is Non-GAAP Adjusted EBITDA is due to the cash impact of the items noted above.   The reconciliation from net loss to Non-GAAP Adjusted EBITDA loss is as follows:

	Year ended December 31,
	2008	2007
	$	$

Net loss for the year	(11,637,260)	(4,515,759)

Add back:
Depreciation and amortization	1,572,492	561,077
Stock-based compensation	1,848,906	—
Impairment of long-lived assets	1,036,993	—
Equity in loss of affiliate	1,006,386	2,083,943
Investment income and foreign exchange gain	(395,768)	(33,161)

Non-GAAP Adjusted EBITDA loss	(6,568,251)	(1,903,900)

Non-GAAP Adjusted EBITDA is defined as net earnings before interest, taxes, depreciation and amortization, and, as presented above, represents our company’s net earnings or loss adjusted to exclude depreciation and amortization expenses, net investment income and foreign exchange, equity losses in affiliate, non-cash impairment charges and non-cash stock compensation expense.  We present Non-GAAP Adjusted EBITDA to enhance understanding of our operating performance.  We use Non-GAAP Adjusted EBITDA as one criterion for evaluating our performance relative to that of our peers.  We believe that Non-GAAP Adjusted EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.  However, Non-GAAP Adjusted EBITDA is not a recognized term under financial performance under GAAP, and our Non-GAAP Adjusted EBITDA may not be comparable to similarly titled measures of other companies.  Non-GAAP Adjusted EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows, or as a measure of liquidity.  There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similar performance measures whose calculations may differ from ours.

Three months ended March 31, 2009

Revenue for three months ended March 31, 2009 was $6.6 million, up 247% from $1.9 million for the three months ended March 31, 2008.  The revenue growth of $4.7 million was due to an increase in services revenue of $5.2 million and was offset by a decrease in our equipment revenue of $0.5 million.   In part, the revenue growth is due to the acquisition of the Acquired Business, which contributed $3.6 million of the growth.  The organic increase (excluding the results of the Acquired Business) in services revenue is consistent with the increasing scope of operations.  As the number of subscribers increases, there is a cumulative effect of increasing subscriber revenue on a month over month basis.  The decrease in equipment revenue is a result of the uneven nature of this revenue stream – customers often place large single orders made to meet minimum order requirements, to manage the lead time between ordering and shipping and to minimize the related shipping costs.  The lead time on new orders is approximately 12 weeks from order to receipt.  The purchase by customers of STBs is a leading indicator of future subscriptions.  On a pro forma basis, as described in Note 3 of the financial statements for the three months ended March 31, 2009 and 2008, revenue increased from $5.6 million to $6.6 million due to organic growth.

Our net loss for the three months ended March 31, 2009 was $5.8 million, or a loss of $0.05 per fully diluted share, compared with a net loss of $1.5 million or a loss of $0.03 per basic and fully diluted share for the three months ended March 31, 2008.  The increase in net loss of $4.3 million was due to the following:

•      Increase in organic loss of $1.3 million

•      Net loss in the Acquired Business of $2.0 million

•      Increased non-cash expenses of $1.0 million (detailed below in the Net Loss to EBITDA reconciliation)

On a pro forma basis (as if the merger had occurred on January 1, 2008), our net loss for the three months ended March 31, 2008 was $59.6 million or a loss of $1.40 per fully diluted share.   The decrease in net loss of $53.8 million was due to the following:

•      Increase in organic loss of $1.3 million

•      Reduction/elimination of impairment of goodwill and long-lived assets of $48.1 million

•      Reduction in net loss in the Acquired Business of $6.8 million

•      Reduction in non-cash expenses of $0.2 million

The Company reports Non-GAAP Adjusted EBITDA loss because it is a key measure used by management to evaluate the results of the Company and make strategic decisions about the Company.  Non-GAAP Adjusted EBITDA loss represents net loss before interest, income taxes, depreciation and amortization, stock-based compensation, impairment of long-lived assets, unrealized loss on derivatives, equity in loss of affiliate, investment income and foreign exchange gain.   This measure does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as an alternative to measures of financial performance or changes in cash flows calculated in accordance with GAAP.

Our non-GAAP Adjusted EBITDA loss was $4.2 million for the three months ended March 31, 2009 compared with a non-GAAP Adjusted EBITDA loss of $0.8 million from the three months ended March 31, 2008.  The increase is non-GAAP Adjusted EBITDA is due to the cash impact of the items noted above.  On a pro forma basis, our non-GAAP Adjusted EBITDA decreased from a loss of $9.8 million to a loss of $4.2 million for the three months ended March 31, 2009.  This decrease is due to cost reductions in most areas of the Acquired Business offset by the increased organic costs.  The reconciliation from net loss to non-GAAP Adjusted

EBITDA loss is as follows:

	Three months ended March 31,
			Proforma
	2009	2008	2008
	$	$	$

Net loss for the period	(5,793,878)	(1,486,146)	(59,602,491)

Add back:
Impairment of goodwill	—	—	47,882,317
Impairment of long-lived assets	—	—	173,786
Depreciation and amortization	1,014,681	195,063	856,722
Stock-based compensation	253,743	—	792,936
Unrealized loss on derivative	476,850	—	—
Equity in loss of affiliate	—	457,682	457,682
Investment income and foreign exchange gain	(141,450)	(815)	(334,825)

Non-GAAP Adjusted EBITDA loss	(4,190,054)	(834,216)	(9,773,873)

Operations

The Company uses the term “organic” to refer to period-over-period changes in its revenues and expenses, excluding the revenues and expenses of the Acquired Business.  This permits readers to better compare current year and prior year revenues and expenses, and to understand changes that have occurred, without regard to the effect of the Merger.

Revenue

As discussed in Item 1 of the Registration Statement, JumpTV earns revenue in four broad categories:

•      Subscriber revenue, which is recognized over the period of service or usage.

•      eCommerce revenue, which is recognized as the service is performed.

•      Technology services revenue, which consists of set up and transcoder revenue and is recognized over the life of the contract.

•      Equipment revenue, which is recognized when title of the STB passes to the customer.

Service revenue includes subscriber revenue, eCommerce revenue and technology services revenue.  While our revenues have been growing due to the organic growth in our existing business and the Merger, we are uncertain as to how our revenues will be impacted by the current downturn in the global economy.

Cost of Sales

Cost of services revenue primarily consists of:

•      Cost of Subscriber revenue consists of three primary components:

•      Royalty payments

•      Network operating costs

•      Bandwidth usage fees

•      Cost of eCommerce revenue consists of:

•      Merchandising, donor and ticket sales, which has no associated cost — revenue is booked on a net basis

•      Cost of Advertising revenue is subject to revenue shares with the content provider

•      Cost of Technology services revenue consists of:

•      Third-party transcoder software purchased

•      Maintenance costs for transcoders

Cost of Equipment revenue consists of the sale of STBs to content partners and/or end users to enable the end user to receive the content over the Internet and display the signal on a television.   Cost of equipment revenues primarily consists of purchases from TransVideo of the products and parts for resale to customers.  Shipping revenue and costs are included in equipment revenue and cost of equipment revenue, respectively.

Selling, General and Administrative expenses

Selling, general and administrative (“SG&A”) costs include:

•      Wages and benefits — represents compensation for the Company’s full-time and part-time employees as well as fees for consultants who are used by the Company from time to time;

•      Marketing — represents expenses for both global and local marketing programs that focus on various target sports properties and ethnic communities.  These initiatives include both on-line and off-line marketing expenditures.  These expenditures also include search engine marketing and search engine optimization;

•      Professional fees — represents legal, recruiting and accounting fees; and

•      Other SG&A expenses — represents expenses for travel expenses, rent, office supplies, corporate IT services, credit card processing fees and other general operating expenses.

Stock-based compensation

We estimate the fair value of our options, warrants, retention warrants (“Retention Warrants”), awards under the restricted share plan (the “Restricted Share Plan”) and stock appreciation rights (“SARs”) (collectively, “Convertible Securities”) for financial accounting purposes using the Black-Scholes-Merton model, which requires a number of subjective assumptions, including the expected life of the Convertible Securities, risk-free interest rate, dividend rate, forfeiture rate, future volatility of the price of our Shares and vesting period. Based on the estimated fair value of the Convertible Securities, we expense the estimated fair value over the vesting period of the Convertible Securities.  The vesting period is normally over a four year period, vesting in an equal amount each month; however, the Board of Directors has the discretion to grant options with different vesting periods.

Equity Losses of Affiliate

On July 1, 2006, the Company acquired a 20.2% equity interest in KyLinTV through the conversion of $4,100,000 that was due from KyLinTV.  The acquisition has been accounted for using the purchase method, with the net results of KyLinTV included in the Company’s results of operations from the date of acquisition.  The Company is accounting for its pro-rata share of the results of operations based on its equity interest in KyLinTV, 20.2% from July 1, 2006 to September 31, 2007 and 17.1% from October 1, 2007 to December 31, 2008.  From January 1, 2008 through March 31, 2009, the Company’s equity interest in KyLinTV was 17.1%.

The Company provides KyLinTV with administrative and general corporate support.  Management has determined that as a result of the 17.1% equity interest combined with the services that JumpTV provides KyLinTV, the Company continues to have significant influence on the operating activities of KyLinTV; therefore, the Company continues to account for KyLinTV using the equity method of accounting for its investment.

The Company’s proportionate share of the applicable equity loss from KyLinTV has been accounted for as a charge on the Company’s consolidated statements of operations and comprehensive loss.  In 2008 the cumulative losses were equal to the total value of the equity interest and no further losses have been recorded.  No further charges will be recorded as the Company has no obligation to fund the losses of KyLinTV.  The Company retains its 17.1% interest in KyLinTV.

Impairment of Long-Lived Assets

As at December 31, 2008, management determined that the recoverable value of certain long-lived assets did not support the carrying amount of the assets, accordingly the Company recorded a non-cash long-lived asset impairment charge of $1.0 million during the year.  There were no such comparable amounts for the prior year.

Results of Operations

Comparison of Fiscal Year Ended December 31, 2008 to Fiscal Year Ended December 31, 2007

Our consolidated financial statements for our fiscal year ended December 31, 2008 have been prepared in accordance with GAAP.  Included in Note 17 of such financial statements is the reconciliation between our consolidated financial statements prepared in accordance with GAAP and those prepared in accordance with Canadian generally accepted accounting principles.

	2008	2007	Change
	$	$	%
Revenue
Services revenue	9,542,689	1,284,142	643%
Equipment revenue	3,900,650	6,526,569	-40%
Total Revenue	13,443,339	7,810,711	72%

Cost of Sales
Services revenue	4,519,062	325,097	1290%
Equipment revenue	3,120,087	5,179,157	-40%
Total Cost of Sales	7,639,149	5,504,254	39%
	5,804,190	2,306,457	152%

Costs and expenses
Selling, general and administrative	12,372,441	4,210,357	194%
Stock-based compensation	1,848,906	—	—
Depreciation and amortization	1,572,492	561,077	180%
Impairment of long-lived assets	1,036,993	—	—
	16,830,832	4,771,434	253%
Operating loss	(11,026,642)	(2,464,977)	347%

Other income (expense)
Gain on foreign exchange	265,720	—	—
Investment income	130,048	33,161	292%
Equity loss in affiliate	(1,006,386)	(2,083,943)	-52%
	(610,618)	(2,050,782)	-70%
Net and comprehensive loss for the year	(11,637,260)	(4,515,759)	158%

Revenue

The Company uses the term “organic” to refer to period-over-period changes in its revenues and expenses, excluding the revenues and expenses of the Acquired Business.  This permits readers to better compare current year and prior year revenues and expenses, and to understand changes that have occurred, without regard to the effect of the Merger.

Services Revenue

Services revenue includes revenue from subscribers, eCommerce and technology services.  Services revenue increased from $1.3 million for the year ended December 31, 2007 to $9.5 million for the year ended December 31, 2008.  The increase is a combination of the organic growth in services revenue and the effect of the Merger on October 20, 2008. The organic growth in our services revenue of $4.9 million is detailed below.  The Acquired Business comprised $3.3 million of total services revenue for the year.

Subscriber revenue increased from $0.6 million for the year ended December 31, 2007 to $7.0 million for the year ended December 31, 2008.  The increase is a combination of the growth in subscribers and the effect of the Merger on October 20, 2008. The organic growth in our subscriber revenue was $4.4 million.  The organic increase was a result of $1.4 million in revenue generated from 13 new customers and $3.0 million in revenue generated from 10 existing customers.  The increase in revenue is due to the cumulative effect of adding new users, while still retaining existing users.  This cumulative effect provides for increasing subscriber revenues as our customers expand their subscriber base.  The Acquired Business comprised $2.0 million of total subscriber revenue for the year.

eCommerce revenue increased from zero for the year ended December 31, 2007 to $0.9 million for the year ended December 31, 2008.  The Acquired Business comprised all of eCommerce revenue for the year.

Technology services revenue increased from $0.7 million for the year ended December 31, 2007 to $1.6 million for the year ended December 31, 2008.  The increase is a combination of the growth in technology services revenue and the effect of the Merger on October 20, 2008. The organic growth in our technology services revenue was $0.5 million.  As new customers begin streaming video or develop their user interface, we earn technology services revenue.  The organic increase was a result of $0.1 million in revenue generated from 13 new customers and $0.4 million in revenue generated from 16 existing customers.  This revenue is recognized over the life of the contractual relationship.  The Acquired Business comprised $0.4 million of total technology services revenue for the year.

Equipment revenue

Equipment revenue decreased from $6.5 million for the year ended December 31, 2007 to $3.9 million for the year ended December 31, 2008.  In 2007, two customers purchased significant quantities of STBs ($6.4 million) as they began operations in anticipation of initial demand in their customer base.  While both of these customers continued to purchase STBs in 2008, one of the customers reduced its purchases as it consumed its inventory.  The decrease in equipment revenue is a result of the uneven nature of this revenue stream; customers often place large single orders to meet minimum order requirements to manage the lead time between ordering and shipping and to minimize the related shipping costs.  The lead time on new orders is approximately 12 weeks from order to receipt.  The timing of specific orders is not consistent period over period.  We sell our STBs to customers, who in turn sell or give them to new users, and also sell directly to users.  The demand for STBs is driven by new subscribers and the level of inventory carried by our customers.  Our customers do not have the right of return on purchased STBs.  Initial orders by new customers and new users will impact the trend of STB revenues.  The Company expects STB revenue to have a much slower growth rate than services revenue.  Services revenue is recurring (monthly) revenue whereas STB revenue is only on new customers and/or subscribers.

Cost of Sales

Cost of Services Revenue

Cost of sales for services revenue increased from $0.3 million for the year ended December 31, 2007 to $4.5 million for the year ended December 31, 2008.  This increase was a combination of the costs associated with increased revenue and the effect of the Merger on October 20, 2008.  As a result of the Merger, the Acquired Business comprised $2.0 million of total costs of services revenue for the year.

Gross margin on services increased from $1.0 million, or 75%, for the year ended December 31, 2007 to $5.0 million, or 53%, for the year ended December 31, 2008.  The increase in gross margin of $4.0 million is attributable to increased revenue ($2.8 million) and the Acquired Business ($1.2 million).  The decrease in percentage gross margin on services revenue is a result of higher costs for bandwidth due to higher usage by subscribers and the initial costs associated with new customers.

Cost of Equipment revenue

Cost of sales for equipment revenue decreased from $5.2 million for the year ended December 31, 2007 to $3.1 million for the year ended December 31, 2008 on lower revenue.  Cost of equipment revenue is directly variable with changes in revenue.  Gross margin decreased from 21% for the year ended December 31, 2007 to 20% for the year ended December 31, 2008.  Gross margin on equipment revenue is expected to be consistent at 20% for the next year.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $4.2 million for the year ended December 31, 2007 to $14.2 million for the year ended December 31, 2008.  As a result of the Merger on October 20, 2008, the Acquired Business increased by $3.4 million the total selling, general and administrative costs for the year.  The individual variances are due to the following:

•      Wages and benefits increased from $3.9 million for the year ended December 31, 2007 to $8.8 million for the year ended December 31, 2008.    As a result of the Merger on October 20, 2008, the Acquired Business increased by $2.1 million the total wages and benefits for the year. The organic increase of $2.8 million was primarily related to the increase in employees to support the increased revenue and the Merger with the Acquired Business.  In conjunction with the Merger, the Company added senior management and provided market level compensation for the CEO in the fourth quarter of 2008.

•      Stock-based compensation expense increased from zero for the year ended December 31, 2007 to $1.8 million for the year ended December 31, 2008.  This increase was due to the Company granting, under the terms of the agreement relating to the Merger, 5,000,000 incentive warrants that vested immediately to employees of NeuLion who became employees of JumpTV in the Merger.  There was no granting of Convertible Securities in the corresponding prior year.   As a result of the immediate vesting the full value of the warrants is recorded as an expense.  The fair value of these warrants was $1.7 million.

As a result of the Merger on October 20, 2008, all previously issued Convertible Securities of the Acquired Business were fair valued.  The fair value of all Convertible Instruments which had vested was included in the purchase price allocation and the fair value of any Convertible Securities with future vesting will be expensed over the remaining vesting period.

Finally, there were additional Convertible Securities issued following the acquisition which are being expensed over the vesting period of the Convertible Securities.

•      Marketing increased from $0.1 million for the year ended December 31, 2007 to $0.4 million for the year ended December 31, 2008.  As a result of the Merger on October 20, 2008, the Acquired Business increased by $0.2 million the marketing expenses for the year.  The Acquired Business is more of a business-to-consumer focused business and incurs higher marketing expenses in search engine marketing and search engine optimization on the Internet.

•      Professional fees increased from a nominal amount for the year ended December 31, 2007 to $1.2 million for the year ended December 31, 2008.  As a result of the Merger on October 20, 2008, the Acquired Business increased by $0.2 million the professional fees for the year.  The organic increase of $1.0 million was primarily related to the audit fees for the fiscal years 2005 to 2007, which was a condition of the Merger on October 20, 2008, and the audit fees for the current year.  Professional fees related to the Merger have been included in the acquisition costs and accounted for in the purchase price accounting.

•      Other SG&A expenses increased from $0.2 million for the year ended December 31, 2007 to $2.0 million for the year ended December 31, 2008.  As a result of the Merger on October 20, 2008, the Acquired Business increased by $0.9 million the other SG&A expenses for the year.  The organic increase of $0.9 million was primarily related to increased travel incurred during the Merger due diligence and general office expenses.

Equity Losses of Affiliate

Equity losses of affiliate decreased from $2.1 million for the year ended December 31, 2007 to $1.0 million for the year ended December 31, 2008.  The decrease is as a result of the cumulative losses exceeding the full value of the Company’s investment.  Due to KyLinTV’s accumulated losses, the investment has been reduced to zero.  The Company still owns its equity position in the affiliate, however the Company is not required to fund any additional losses, and as such no further charges will be incurred.

Depreciation and Amortization

Depreciation and amortization increased from $0.6 million for the year ended December 31, 2007 to $1.6 million for the year ended December 31, 2008.   The increase was due to amortization on assets acquired on the Merger with the Acquired Business ($0.6 million) and the increased capital assets required to support the increased revenue.

Impairment of Long-Lived Assets

Long-lived assets must be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  For JumpTV, long-lived assets include intangible and capital assets.  As at December 31, 2008, the Company’s market capitalization decreased below the carrying value of the Company.  As well, ongoing negative developments in the general economic climate would be considered an event that would be a possible indicator of impairment.   Management considered these events to be an indicator of impairment. An impairment loss is recognized as the difference between fair value and carrying amount when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The fair value of the intangible assets acquired in the Merger was determined on October 20, 2008; therefore, management believes the fair value of the assets acquired in the Merger is consistent with the carrying amount at December 31, 2008.  The Company therefore tested the fair value of the non-Merger long-lived assets.  The Company has determined that the carrying value of capital assets exceed their fair value by $1.0 million.  Accordingly the Company recorded a non-cash impairment charge of $1.0 million during the year.

Comparison of Three Months Ended March 31, 2009 to Three Months Ended March 31, 2008

Our interim consolidated financial statements for our three months ended March 31, 2009 and 2008 have been prepared in accordance with U.S. generally accepted accounting principles.  Included in Note 10 of such financial statements is the reconciliation between our consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and Canadian generally accepted accounting principles.

	2009	2008	Change
	$	$	%
Revenue
Services revenue	6,034,330	874,577	590%
Equipment revenue	539,696	1,075,043	-50%
Total Revenue	6,574,026	1,949,620	237%

Cost of Sales
Services revenue	3,383,879	284,101	1091%
Equipment revenue	460,604	861,280	-47%
Total Cost of Sales, exclusive of depreciation shown separately below	3,844,483	1,145,381	236%
	2,729,543	804,239	239%
Costs and expenses
Selling, general and administrative, including stock based compensation	7,173,340	1,638,455	338%
Depreciation and amortization	1,014,681	195,063	420%
	8,188,021	1,833,518	347%
Operating loss	(5,458,478)	(1,029,279)	430%

Other income (expense)
Unrealized loss on derivative	(476,850)	—	—
Gain on foreign exchange	44,226	—	—
Investment income	97,224	815	11829%
Equity loss in affiliate	—	(457,682)	-100%
	(335,400)	(456,867)	-27%
Net and comprehensive loss for the period	(5,793,878)	(1,486,146)	290%

Revenue

Services Revenue

Services revenue includes revenue from subscribers, eCommerce and technology services.  Services revenue increased from $0.9 million for the three months ended March 31, 2008 to $6.0 million for the three months ended March 31, 2009.  The increase is a combination of the organic growth in services revenue and the effect of the Merger on October 20, 2008. The organic growth in our services revenue was $1.5 million.  The Acquired Business comprised $3.6 million of total services revenue for the quarter.

Subscriber revenue increased from $0.5 million for the three months ended March 31, 2008 to $4.0 million for the three months ended March 31, 2009.  The increase is a combination of the growth in subscribers and the

effect of the Merger on October 20, 2008. The organic growth in our subscriber revenue was $1.1 million.   The Acquired Business comprised $2.4 million of total subscriber revenue for the period.

eCommerce revenue increased from zero for the three months ended March 31, 2008 to $0.9 million for the three months ended March 31, 2009.  The Acquired Business comprised all of eCommerce revenue for the period.

Technology services revenue increased from $0.4 million for the three months ended March 31, 2008 to $1.1 million for the three months ended March 31, 2009.  The increase is a combination of the growth in technology services revenue and the effect of the Merger on October 20, 2008. The organic growth in our technology services revenue was $0.3 million.   As new customers begin streaming video or develop their user interface, we earn technology services revenue.  This revenue is recognized over the life of the contractual relationship.  The Acquired Business comprised $0.4 million of total technology services revenue for the period.

Equipment Revenue

Equipment revenue decreased from $1.1 million for the three months ended March 31, 2008 to $0.5 million for the three months ended March 31, 2009.  The decrease was primarily related to the decrease in STB’s purchased from one customer.

Cost of Sales

Cost of Services Revenue

Cost of sales for services revenue increased from $0.3 million for the three months ended March 31, 2008 to $3.4 million for the three months ended March 31, 2009.  This increase was a combination of the costs associated with increased revenue and the effect of the Merger on October 20, 2008.  The Acquired Business comprised $2.1 million of total costs of services revenue for the period.

Gross margin on services revenue increased from $0.6 million or 68% for the three months ended March 31, 2008 to $2.7 million or 44% for the three months ended March 31, 2009.  The increase in gross margin of $2.1 million is attributable to increased revenue ($1.2 million) and the Acquired Business ($0.9 million).

Cost of Equipment Revenue

Cost of sales for equipment revenue decreased from $0.9 million for the three months ended March 31, 2008 to $0.5 million for the three months ended March 31, 2009 on lower revenue.  Cost of equipment revenue is directly variable with changes in revenue.

Gross margin decreased from 20% for the three months ended March 31, 2008 to 15% for the three months ended March 31, 2009 due to an increase in the proportion of revenue which was sold on a cost recovery basis (shipping and replacement parts).

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $1.6 million for the three months ended March 31, 2008 to $7.2 million for the three months ended March 31, 2009.  The Acquired Business increased by $3.8 million the total selling, general and administrative costs for the period.  The individual variances are due to the following:

•                  Wages and benefits increased from $1.4 million for the three months ended March 31, 2008 to $5.2 million for the three months ended March 31, 2009.    The Acquired Business increased by $2.4 million the total wages and benefits for the period. The organic increase of $1.4 million was primarily related to the increase in employees to support the increased revenue and the Merger with the Acquired Business.  In conjunction with the Merger, the Company added senior management and provided market level compensation for the CEO.

•                  Stock-based compensation expense increased from zero for the three months ended March 31, 2008 to $0.3 million for the three months ended March 31, 2009.  This increase was due to the assumption of convertible instruments in conjunction with the Merger and the Company granting convertible instruments to employees subsequent to the Merger.

•                  Marketing increased from $0.1 million for the three months ended March 31, 2008 to $0.2 million for the three months ended March 31, 2009.  The Acquired Business increased by $0.1 million the marketing expenses for the period.  The Acquired Business is more of a business-to-consumer focused business and incurs higher marketing expenses including search engine marketing and search engine optimization on the Internet.

•                  Professional fees increased from a nominal amount for the three months ended March 31, 2008 to $0.3 million for the three months ended March 31, 2009.  The increase was primarily related to fees incurred in connection with public company reporting compliance.

•                  Other SG&A expenses increased from $0.1 million for the three months ended March 31, 2008 to $1.2 million for the three months ended March 31, 2009.  The increase was related to increased expenses in all categories associated with increased operations to support the increase in revenue.

Equity Losses of Affiliate

Equity losses of KyLinTV decreased from $0.5 million for the three months ended March 31, 2008 to zero for the three months ended March 31, 2009.  The decrease is as a result of the cumulative losses exceeding the full value of the Company’s investment in 2008.  Due to KyLinTV’s accumulated losses, the investment has been reduced to zero.  The Company still owns its equity position in the affiliate, however the Company is not required to fund any additional losses, and as such no further charges will be incurred.

Depreciation and Amortization

Depreciation and amortization increased from $0.2 million for the three months ended March 31, 2008 to $1.0 million for the three months ended March 31, 2009.   The increase was due to amortization on assets acquired in the Merger ($0.6 million) and the increased capital assets required to support the increased revenue.

Unrealized Loss on Derivative

Unrealized loss on derivative increased from zero for the three months ended March 31, 2008 to $0.5 million for the three months ended March 31, 2009.   The increase was due to the adoption of Emerging Issues Task Force (“EITF”) No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”, effective January 1, 2009, which required the Company to fair value all convertible instruments denominated in a currency other than the Company’s functional currency.  On January 1, 2009, the grant date fair value of Warrants denominated in Canadian dollars of $2.5 million was reallocated from additional paid in capital and a derivative liability was recorded in the amount of $0.6 million with an adjustment to opening accumulated deficit of $1.9 million.  The difference between the fair value at March 31, 2009 of $1.1 million and January 1, 2009 of $0.6 million resulted in an unrealized loss on derivative of $0.5 million.

Liquidity and Capital Resources

Fiscal 2008

As of December 31, 2008, our principal sources of liquidity include cash and cash equivalents of $27.3 million and trade accounts receivable of $2.4 million. We do not have a line of credit facility.

At December 31, 2008, approximately 72% of our cash and cash equivalents are held in money market funds and another 15% of our cash and cash equivalents are held in bank accounts with two of the top five Canadian commercial banks.  The Company believes these financial institutions to be secure in the current global economy.  We believe that we will be able to access the remaining balance of bank deposits outside of Canada as these deposits are with large reputable banks. We have and will continue to make a series of short-term investments in term deposits and commercial paper. Our investment policy is to invest in low risk short-term investments which are highly graded commercial paper and term deposits. We have not had a history of any defaults on this commercial paper, nor do we expect any in the future given the grade and short term to maturity of these investments. All commercial paper on hand at December 31, 2008 have been repaid, and subsequently reinvested.

In fiscal 2008, the Company generated an increase in cash of $26.7 million.  The primary changes in cash were from the following items: $22.9 million in cash was acquired through the Merger; $9.2 million was raised through the Private Placement described above; and $2.6 million was received from a capital contribution by the founder and CEO prior to the Merger.  The Company used $5.6 million to fund operations and working capital, $2.0 million in transaction and share issue costs and $1.5 million to purchase fixed assets.  These changes, plus other miscellaneous items, increased our cash and cash equivalents to $27.3 million at December 31, 2008.

Three Months Ended March 31, 2009

As of March 31, 2009, our principal sources of liquidity include cash and cash equivalents of $21.6 million and trade accounts receivable of $1.9 million. We do not have a credit facility.

At March 31, 2009, approximately 77% of our cash and cash equivalents are held in money market funds and another 18% of our cash and cash equivalents are held in bank accounts with two of the top five Canadian commercial banks.  The Company believes these financial institutions to be secure in the current global economy.  We believe that we will be able to access the remaining balance of bank deposits outside of Canada as these deposits are with large reputable banks. We have and will continue to make a series of short-term investments in term deposits and commercial paper. Our investment policy is to invest in low risk short-term investments which are highly graded commercial paper and term deposits. We have not had a history of any defaults on this commercial paper, nor do we expect any in the future given the grade and short term to maturity of these investments. All commercial paper on hand at March 31, 2009 have been repaid, and subsequently reinvested.

During 2009, based on our current business plan, internal forecasts and considering the risks that are present in the current global economy, we believe that cash on hand will be sufficient to meet our working capital and operating cash requirements for the next twelve months. The Company is still in the early stage of business.  From JumpTV’s inception it has incurred substantial net losses.  The Company continues to review its operating structure to reduce costs.  Cash from operations could be affected by various risks and uncertainties, including, but not limited to, the risks detailed in or incorporated by reference into Item 1A. “Risk Factors”.

During the three months ended March 31, 2009, the Company’s cash position decreased by $5.7 million.  The Company used $4.2 million to fund operations, $1.1 million in working capital changes and $0.4 million to purchase fixed assets.

Working Capital Requirements

Fiscal 2008

The net working capital at December 31, 2008 was $18.1 million, an increase of $17.9 million from the December 31, 2007 net working capital of $0.2 million. The increased working capital is primarily due to the Merger, which contributed $15.5 million.

Current assets at December 31, 2008 were $33.3 million, an increase of $29.6 million from the December 31, 2007 balance of $3.7 million. The change is due to an increase in our cash and cash equivalents of $26.7 million, an increase in prepaid expenses and deposits of $1.3 million and an increase in our taxes receivable of $1.0 million. The increase in our cash position was attributable to the Merger.   The increase in the prepaid expenses and deposits and taxes receivable is due to the Merger.

Current liabilities at December 31, 2008 were $15.2 million, an increase of $11.8 million from the December 31, 2007 balance of $3.4 million. The increase primarily resulted from the increase in accounts payable of $4.4 million, an increase in accrued liabilities of $6.8 million and an increase in deferred revenue of $2.6 million, offset by a decrease in due to related parties of $2.0 million.  The increases in the accounts payable, accrued liabilities and deferred revenue were balances acquired on October 20, 2008 as a result of the Merger of $4.6 million, $5.2 million and $2.5 million, respectively.  The additional $1.6 million of accrued liabilities were primarily due to increased payables related to expenses of the Merger.  The reduction in the amounts due to related parties was caused by payments to bring these balances to a current position.

Three Months Ended March 31, 2009

The net working capital at March 31, 2009 was $12.0 million, a decrease of $6.1 million from the December 31, 2008 net working capital of $18.1 million. The decreased working capital is primarily due to funding operations and the fair value of the derivative liability on March 31, 2009.

Current assets at March 31, 2009 were $27.1 million, a decrease of $6.2 million from the December 31, 2008 balance of $33.3 million. The change is primarily due to a decrease in our cash and cash equivalents of $5.8 million and a decrease in prepaid expenses and deposits of $0.5 million.

Current liabilities at March 31, 2009 were $15.1 million, a decrease of $0.1 million from the December 31, 2008 balance of $15.2 million.

Cash Flows

JumpTV’s business is still in the early stages, with only a few years of operating history.  As at December 31, 2008, the Company had cash and cash equivalent balances of $27.3 million, and as at March 31, 2009, the Company had cash and cash equivalent balances of $21.6 million.  From JumpTV’s inception, it has incurred net losses and has an accumulated deficit of $30.0 million; management expects these losses to continue in the short term.  JumpTV will require expenditures of significant funds for marketing, building its subscriber management systems, programming and website development, maintaining adequate video streaming and database software, pursuing and maintaining channel distribution agreements with its channel partners, fees relating to acquiring and maintaining Internet streaming rights to its content and the construction and maintenance of the JumpTV delivery infrastructure and office facilities.  There is no guarantee that JumpTV will ultimately be able to generate sufficient revenue or reduce its costs in the anticipated time frame to become profitable and have sustainable cash flows.

Summary Balance Sheet Data:

	December 31,
	2008	2007
	$	$
Current Assets
Cash and cash equivalents	27,323,021	608,464
Accounts receivable, net	2,284,242	2,017,137
Taxes receivable	983,253
Other receivable	227,711
Inventory	347,600	323,500
Prepaid expenses and deposits	1,830,260	525,637
Due from related parties	324,059	188,855
Total current assets	33,320,146	3,663,593

Current Liabilities
Accounts payable	4,465,388	67,295
Accrued liabilities	7,595,116	830,371
Deferred revenues	3,091,993	429,246
Due to related parties	56,826	2,093,907
Total current liabilities	15,209,323	3,420,819

Working capital ratio	2.19	1.07

	March 31,	December 31,
	2009	2008
	$	$
Current Assets
Cash and cash equivalents	21,567,868	27,323,021
Accounts receivable, net	1,851,373	2,284,242
Taxes receivable	975,747	983,253
Other receivable	404,426	227,711
Inventory	383,220	347,600
Prepaid expenses and deposits	1,301,616	1,830,260
Due from related parties	625,679	324,059
Total current assets	27,109,929	33,320,146

Current Liabilities
Accounts payable	3,239,331	4,465,388
Accrued liabilities	7,502,050	7,595,116
Derivative liability	1,064,800	—
Deferred revenues	2,975,963	3,091,993
Due to related parties	300,407	56,826
Total current liabilities	15,082,551	15,209,323

Working capital ratio	1.80	2.19

Comparative Summarized Cash Flows

	Year ended, December 31,
	2008	2007
	$	$

Cash flows used in operating activities	(5,614,501)	(85,006)
Cash flows provided by (used in) investing activities	20,294,983	(1,628,411)
Cash flows provided by financing activities	12,034,075	670,000

	Three months ended March 31,
	2009	2008
	$	$

Cash flows provided by (used in) operating activities	(5,372,749)	385,407
Cash flows used in investing activities	(382,404)	(999,042)
Cash flows provided by financing activities	—	600,000

Operating Activities

Fiscal 2008

Cash used in operating activities for the year ended December 31, 2008 was $5.6 million.  Changes in net cash used in operating activities reflect the following:

•                  net loss of $11.6 million for the year then ended; less

•                  non-cash items adjusted to net loss in the amount of $5.5 million, which relates to stock-based compensation, impairment of long-lived assets, equity losses of affiliate, depreciation and amortization; and

•                  changes in working capital of $0.5 million.

Three Months Ended March 31, 2009

Cash used in operating activities for the three months ended March 31, 2009 was $5.4 million.  Changes in net cash used in operating activities reflect the following:

•      net loss of $5.8 million for the three months ended; less

•      non-cash items adjusted to net loss in the amount of $1.8 million, which relates to stock-based compensation and depreciation and amortization; and

•      changes in working capital of $1.4 million.

Investing Activities

Fiscal 2008

Cash provided by investing activities for the year ended December 31, 2008 was $20.3 million.  These funds primarily came from cash in the amount of $22.9 million acquired in the Merger with the Acquired Business, offset by transaction and share issue costs of $1.2 million and purchase of fixed assets of $1.4 million.

A summary of JumpTV’s equipment, including delivery infrastructure equipment (at original cost), is as follows:

Property, plant and equipment

	December 31,
	2008	2007
	$	$
Computer hardware	5,655,658	1,933,047
Computer software	3,812,944	1,123,053
Furniture and fixtures	184,062	71,557
Leasehold improvements	6,471	775
	9,659,135	3,128,432

Three Months Ended March 31, 2009

Cash used in investing activities for the three months ended March 31, 2009 was $0.4 million.  These funds were used to purchase fixed assets.

Financing Activities

Cash provided by financing activities was $12.0 million for the year ended December 31, 2008.  This primarily reflects net proceeds received from the Private Placement in the amount of $9.3 million and, prior to the Merger, capital contributions of $2.6 million by the CEO and founder of NeuLion to the Company.  Cash provided by financing activities was zero for the three months ended March 31, 2009.

In the near future, JumpTV expects that it will continue to use its cash resources to fund working capital requirements.    The Company believes existing cash, cash equivalents and short-term investments will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next twelve months.  However, the Company may sell additional equity securities to further enhance its liquidity position, and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of December 31, 2008 or as of March 31, 2009.

Financial Instruments

The Company’s financial instruments are comprised of cash and cash equivalents, accounts receivable, other receivables, taxes receivable, deposits, accounts payable, accrued liabilities, amounts due to/from related parties, and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties.  The estimated fair value of our financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

[i] Currency risk

The Company’s activities that result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies.  The Company does not use derivative financial instruments to reduce its currency risk.

[ii] Interest rate risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its short-term investments.  The interest rates on these instruments are based on the bank’s prime rate and therefore are subject to change with the market.  The Company does not use derivative financial instruments to reduce its interest rate risk.

[iii] Credit Risk

The Company sells its services to a variety of customers under various payment terms and therefore is exposed to credit risk.  The Company has adopted policies and procedures designed to limit this risk.  The maximum exposure to credit risk at the reporting date is the carrying value of receivables.  The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable.  The Company believes that the concentration of credit risk is limited due to the Company’s primary source of revenues to date being the sale of STBs, for which 50% of monies are received in advance of shipment.

Related Party Transactions

Certain Relationships and Related Transactions

The Company has entered into transactions and agreements in the normal course of operations with related parties.  For a discussion of these transactions, see Item 7 hereof under the header “Certain Relationships and Related Transactions.”

The Company recognized revenue from the related parties described in Item 7 hereof for each of the years ended December 31 as follows:

	December 31,	December 31,
	2008	2007
	$	$

New York Islanders	296,451	240,000
Renaissance	120,000	120,000
Smile Train	120,000	108,000
Hawaii	57,577	44,070
KyLinTV	920,550	—
	1,514,578	512,070

The Company recognized revenue from related parties for the periods ended March 31 as follows:

	March 31,	March 31,
	2009	2008
	$	$
New York Islanders	60,000	60,000
Renaissance	30,000	30,000
Smile Train	—	39,000
Hawaii	16,471	9,393
KyLinTV	401,485	—
	507,956	138,393

The Company also provides KyLinTV with administrative and general corporate support.  The amounts paid for these services provided by NeuLion for the years ended December 31, 2008 and 2007 were $1,233,353 and $1,722,862, respectively, and for the three months ended March 31, 2009 and 2008 were $150,615 and $386,148, respectively.  Additionally, during the year ended December 31, 2008, the Company acquired equipment from KyLinTV in the amount of $620,000 and during the three months ended March 31, 2009, the Company purchased set top boxes from KyLinTV in the amount of $54,090.

As at December 31, 2008 and 2007, the amounts due from (to) related parties are as follows:

	December 31,	December 31,
	2008	2007
	$	$

New York Islanders	29,189	103,702
Renaissance	(1,146)	43,153
Smile Train	27,000	27,000
Hawaii	17,527	15,000
TransVideo	(55,680)	(1,964,616)
KyLinTV	250,343	(129,291)
	267,233	(1,905,052)

As at March 31, 2009 and December 31, 2008, the amounts due from (to) related parties are as follows:

	March 31,	December 31,
	2009	2008
	$	$
New York Islanders	61,921	29,189
Renaissance	71	(1,146)
Smile Train	27,000	27,000
Hawaii	1,070	17,527
TransVideo	(300,407)	(55,680)
KyLinTV	534,726	250,343
Patstar	891	—
	325,272	267,233

Investment in affiliate — KyLinTV

The results of operations and financial position of the Company’s equity basis investment in KyLinTV are summarized below for the years ended December 31:

	December 31,	December 31,
	2008	2007
	$	$

Condensed income statement information:
Net sales	6,568,101	3,316,364
Net loss	(8,148,974)	(7,751,433)

Condensed balance sheet information:
Current assets	927,427	777,368
Non-current assets	2,411,319	1,851,677
Total assets	3,338,746	2,629,045
Current liabilities	10,063,909	1,405,235
Non-current liabilities	—	—
Equity (deficiency)	(6,725,163)	1,223,810
Total liabilities and equity (deficiency)	3,338,746	2,629,045

The results of operations and financial position of the Company’s equity basis investment in KyLinTV are summarized below for the three months ended March 31:

	March 31,	March 31,
	2009	2008
	$	$
Condensed income statement information:
Net sales	1,955,083	1,272,710
Net loss	(1,480,781)	(1,910,781)

	March 31,	December 31,
	2009	2008
	$	$
Condensed balance sheet information:
Current assets	1,261,557	927,427
Non-current assets	2,042,614	2,411,319
Total assets	3,304,171	3,338,746
Current liabilities	11,510,116	10,063,909
Non-current liabilities	—	—
Equity (deficiency)	(18,205,945)	(6,725,163)
Total liabilities and equity	3,304,171	3,338,746

The Company is accounting for its pro-rata share of the above based on its equity interest in KyLinTV, which was 20.2% from July 1, 2006 to September 31, 2007 and 17.1% from October 1, 2007 to December 31, 2008. On January 1, 2008, the Company’s equity interest in KyLinTV was 17.1%.  As previously discussed, the Company also provides KyLinTV with administrative and general corporate support.  Management has determined that as a result of the 17.1% equity interest combined with the services that JumpTV provides KyLinTV, the Company continues to have significant influence on the operating activities of KyLinTV; therefore the Company continues to account for KyLinTV using the equity method of accounting for investment.

                The Company’s proportionate share of the equity loss from KyLinTV has been accounted for as a charge on the Company’s consolidated statements of operations and comprehensive loss.  Due to KyLinTV’s accumulated losses, the investment has been reduced to zero.  No further charges will be recorded as the Company has no obligation to fund these losses.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States consistently applied throughout all periods. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventory allowances, bad debts, long-lived assets, goodwill, income taxes, contingencies and litigation, the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Business Combinations

We account for acquisitions of businesses in accordance with FAS 141.  We allocate the purchase price to tangible assets, intangible assets, and liabilities based on fair values, with the excess of purchase price being allocated to goodwill.

In 2008, our acquisition of the Acquired Business resulted in the allocation of a portion of the purchase price to goodwill and acquired intangible assets. In order to determine the fair value of these intangible assets, we make estimates and judgments based on assumptions about the future income producing capabilities of these assets and related future expected cash flows. We also make estimates about the useful life of those acquired intangible assets. Should different conditions prevail, we could record write-downs of intangible assets or changes in the estimate of useful life of those intangible assets, which would result in changes to amortization expense.

Acquired definite lived intangible assets are initially recorded at fair value based on the present value of the estimated net future income-producing capabilities of the assets acquired. A significant change to the initial value assigned to the definite lived intangible assets could result if different assumptions are used in determining the present value of the estimated net future income producing capabilities of the asset. Acquired definite lived intangible assets are amortized over the future income producing period, which we consider to be the useful life, on a straight-line basis, which are amortized over the pattern in which we expect to generate economic benefits from the asset.

For business combinations made subsequent to or on January 1, 2009, we will follow the guidelines of Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“FAS 141(R)”).

Goodwill

In accordance with Statement of Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired.  Goodwill is tested for impairment at the beginning of the fourth quarter of each fiscal year.  We also test for impairment more frequently if indicators of impairment are noted.  JumpTV as a whole is considered one reporting unit.  We estimate the fair value of reporting unit based on estimated cash flows, market capitalization and other factors. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test.  The second step compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.  If the carrying value of the goodwill were to exceed the implied fair value of goodwill, an impairment loss would be recognized.

At December 31, 2008, given the current disruption and uncertainty in the global economy and the decrease in our stock price over the last fiscal quarter, we determined that certain indicators had been noted to perform an impairment test beyond the annual goodwill impairment test.  Our fair value exceeded the carrying value of the reporting unit, including goodwill.   We therefore determined that there had been no impairment of goodwill.

Long-Lived Assets

We amortize our long-lived assets over the estimated useful life of the asset.  We evaluate all of our long-lived assets, excluding goodwill, periodically for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”).  FAS 144 requires that long-lived assets be evaluated for impairment when events or changes in facts and circumstances indicate that their carrying value may not be recoverable.  Events or changes in factor circumstances can include a significant adverse change in the business climate, strategic change in business direction, decline or discontinuance of a product line or service, a reduction in our customer base or a restructuring. If one of these events or circumstances indicates that the carrying value of an asset may not be recoverable, or that our estimated amortization period was not appropriate, we would record and impairment charge against our long-lived assets.  The amount of impairment would be measured as the difference between the carrying value and the fair value of the impaired asset as calculated using a net realizable value methodology.  An impairment charge would be recorded as an operating expense in the period of the impairment and as a reduction in the carrying value of that asset.

At December 31, 2008, given the current disruption and uncertainty in the global economy, we determined that the indicators of impairment had been noted to perform an impairment test on our long-lived assets.  Our definite lived intangible assets are client relationships, software and trademarks purchased with the Acquired Business.  The definite lived intangibles from this acquisition have net book values, as at December 31, 2008 of $5.7 million, $1.9 million and $0.1 million, respectively.  Due to the short period between the acquisition date of October 20, 2008 (for which all assets of the Acquired Business were recorded at fair value) and December 31, 2008 (the impairment measurement date), the Company determined that there was no impairment of these assets.    The Company then tested the recoverable value and the fair value of the non-Merger related long-lived assets.  The Company has determined that the carrying value of the capital assets exceed their fair value by $1.0 million and recorded a non-cash impairment charge at December 31, 2008.

Stock-based compensation and other stock-based payments

In accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“FAS 123(R)”), we estimate the fair value of our Convertible Securities for financial accounting purposes using the Black-Scholes-Merton model, which requires a number of subjective assumptions, including the expected life of the Convertible Securities, risk-free interest rate, dividend rate, forfeiture rate, future volatility of the price of our Shares and vesting period. The use of subjective assumptions could materially affect the fair value estimate.

For a period of time prior to our initial public offering (“IPO”), there was no active market for our Shares.  Since we have been public for less than the vesting period of our Convertible Instruments, we do not consider the volatility of our share price to be representative of the estimated future volatility when computing the fair value of options granted.  Accordingly, until such time that a representative volatility can be determined based on our share price, we will use a blended rate of our own share price volatility for the period we have been public and the average of three similar companies for the pre-IPO period.  We estimate the risk-free interest rate based on Bank of Canada interest rates with an average yield of five years.  Since we do not have a sufficient history relating to options granted and exercised subsequent to our IPO, we base our estimate of the expected life of the Convertible Instrument using the simplified method based on the period for which our Convertible Instruments vest or 4 years.  Our Convertible Instruments vest on a monthly basis; therefore we have estimated our forfeiture rate at zero.

The fair values of the Convertible Instruments issued are being recognized as compensation expense over the applicable vesting period, which for the majority of Convertible Instruments is four years.

We determine the fair value of awards made under the Restricted Share Plan based on our share price on the date the awards are granted.  The awards have no characteristics which would require classification as a liability, and as such they are not revalued in subsequent periods.  Such awards give the holder the right to one Share for each vested restricted share plan unit.  These awards vest on a monthly basis over the vesting period, which is four years.  Stock-based compensation expense related to such awards is accrued based on the market value of the shares when the shares are issued, which generally coincides with the vesting period of these awards.

SARs give the holder the right to elect either to receive cash in an amount equal to the excess of the quoted market price over the SARs price or to receive Shares equal to the fair value of the Shares less the exercise price divided by the market value of the Shares from treasury or receive Shares by making a cash payment equal to the exercise price.  The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part.  Stock-based compensation expense is calculated as the fair value of all vested stock appreciation rights on each reporting date.  The liability is included in accrued liabilities and is classified as a current liability on the consolidated balance sheets.  If the holder elects to purchase Shares, the liability is credited to additional paid in capital.

Based on equity awards outstanding as of December 31, 2008, we had unrecognized stock-based compensation totaling $2.7 million and we expect to record approximately $0.9 million in stock-based compensation in our fiscal year ending December 31, 2009. To the extent we continue to grant equity awards in the future, the amounts of stock-based compensation recorded in future periods may be greater than these expectations.

Stock-based compensation expense is reported in our Consolidated Statements of Operations and Comprehensive Loss within Selling, general and administrative.

Accounts receivable

Accounts receivable are carried at original invoice amount.  The Company maintains a provision for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the financial conditions of the Company’s customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required.

Inventory

Inventory consists of STBs and is recorded at the lower of cost and net realizable value and consists of finished goods. Cost is accounted for on a first-in, first-out basis. The Company evaluates its ending inventories for estimated excess quantities and obsolescence. This evaluation includes analyses of sales levels and projections of future demand within specific time horizons. Inventories in excess of future demand are reserved. In addition, the Company assesses the impact of changing technology and market conditions on its inventory-on-hand and writes off inventories that are considered obsolete. As at December 31, 2008 and 2007, the Company had inventory reserves of $9,700 and zero, respectively. For each of the years ended December 31, 2008 and 2007, the Company expensed amounts related to inventory reserves of $9,700 and zero, respectively.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of these items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten its estimate of the useful life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of this equipment.

Taxes

We have tax loss carryforwards available to offset future taxable income of $78.1 million as of December 31, 2008 that expire between the tax years 2009 and 2028, which have not been fully audited by relevant  authorities. We have not recorded a financial statement benefit for these attributes as we have no history of profitability.   To the extent we use tax loss carryforwards subsequent to 2008, we expect to record the benefit first as a reduction of goodwill to the extent that the loss was from the Acquired Business and then as a reduction in income tax expense.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (FAS 141(R)), which replaces FAS No. 141 “Business Combinations” (FAS 141).  FAS 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose certain information related to the nature and financial effect of the business combination. FAS 141(R) also establishes principles and requirements for how an acquirer recognizes any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. FAS 141(R) was effective on a prospective basis for business combinations for which the acquisition date is on or after January 1, 2009. For any business combination that takes place subsequent to January 1, 2009, FAS 141(R) may have a material impact on our financial statements.

Effective January 1, 2009, the Company adopted Emerging Issues Task Force (“EITF”) No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  One of the conclusions reached under EITF 07-05 was that an equity-linked financial instrument would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The conclusion reached under EITF 07-05 clarified the accounting treatment for these and certain other financial instruments as it related to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). EITF 07-5 specifies that a contract that would otherwise meet the definition of a derivative under SFAS 133, would not be treated as a derivative if it met the following conditions: (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position.

As a result, the Company’s outstanding Warrants denominated in Canadian dollars detailed below are not considered to be indexed to its own stock and therefore have been treated as derivative financial instruments and recorded at their fair value as a liability.  All other outstanding convertible instruments meet this definition and are included in shareholders’ equity.

•      5,500,000 Series A Warrants exercisable at Cdn$1.25 and expire on October 20, 2010.

•      5,500,000 Series B Warrants exercisable at Cdn$1.50 and expire on October 20, 2010.

The Warrants have been recorded at their relative fair values at issuance and will continue to be recorded at fair value at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as other income (expense).  The Warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of the Warrants is estimated using the Black-Scholes-Merton option-pricing model. On January 1, 2009, the grant date fair value of the Warrants of $2,464,000 was reallocated from additional paid in capital and a derivative liability was recorded in the amount of $587,950 being the fair value of the warrants on January 1, 2009 with the adjustment to opening accumulated deficit of $1,876,050.  As of March 31, 2009, the fair value of the Warrants was determined to be $1,064,800; accordingly, we recorded $476,850 in other expense for the three months ended March 31, 2009 related to the change in the fair value of the Warrants.

In accordance with FASB Statement No. 154, “Accounting Changes and Error Corrections” (“FASB No. 154”), the Company has recorded the cumulative effect of the change in accounting principle on January 1, 2009 of $1,876,050 to the opening balance of accumulated deficit as detailed above.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” or FAS 161 which required enhanced disclosures about an entity’s derivative and hedging activities and was intended to improve the transparency of financial reporting.  SFAS No. 161 applies to all derivative instruments, including bifurcated derivative instruments and related hedging items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The provisions of this standard do not require disclosures for earlier periods presented for comparative purposes at initial adoption. SFAS No. 161 was effective for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this new standard effective January 1, 2009. The adoption of this new standard required the disclosure related to derivative and hedging activities in the Company’s consolidated financial statements.   The required disclosures are included in Note 11 to the consolidated financial statements for the three months ended March 31, 2009 and 2008.

In May 2008, the FASB issued FASB Staff Position Financial Accounting Standard 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”), which is effective for fiscal years beginning after December 15, 2008 and for interim periods within those years, which for us is the fiscal year beginning January 1, 2009. FSP FAS 142-3 provides guidance on the renewal or extension assumptions used in the determination of the useful life of a recognized intangible asset.  The intent of FSP FAS 142-3 is to better match the useful life of the recognized intangible asset to the period of the expected cash flows used to measure its fair value. We do not expect FSP FAS 142-3 to have a material effect on our consolidated financial statements.

In February 2008, the Canadian Institute of Chartered Accountants (CICA) Accounting Standards Board confirmed that the changeover to International Financial Reporting Standards (“IFRS”) from Canadian generally accepted accounting principles will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  As the Company will be a “reporting company” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon the effectiveness of the Registration Statement, it expects to continue to use GAAP until the IFRS implementation date in the United States — currently estimated as no sooner than 2014.

C.            Quantitative and Qualitative Disclosures About Market Risk

Not required.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a)                                  List of Financial Statements

See “Index to Financial Statements” set forth on page F-1.

(b)                                  Exhibits

The following exhibits are filed as part of this Registration Statement:

EXHIBIT
NUMBER		TITLE OF EXHIBIT

2.1	**	Agreement and Plan of Merger, dated June 26, 2008, among NeuLion, Inc., JumpTV Inc. and JumpTV Acquisition Corp.

3.1(i)	**	Articles of Incorporation, as amended, of JumpTV

3.1(ii)	**	Amended By-law No. 1 of JumpTV

4	**	Form of stock specimen

9	**	Voting Trust Agreement, dated as of October 20, 2008, among Charles B. Wang, Nancy Li, AvantaLion LLC, Jianbing Duan, Computershare Trust Company of Canada and JumpTV Inc.

10.1	** #	Employment Agreement, dated as of June 1, 2006, between JumpTV Inc. and G. Scott Paterson

10.2	** #	Employment Agreement, dated as of February 11, 2008, between JumpTV Inc. and Blair Baxter

10.3	** #	Amendment, dated March 31, 2008, to Employment Agreement between JumpTV Inc. and Blair Baxter

10.4	** #	Termination Letter, dated September 9, 2008, between JumpTV Inc. and Blair Baxter

10.5	** #	Agreement for Services, dated February 23, 2009, between JumpTV Inc. and Blair Baxter

10.6	** #	Employment Agreement, dated October 12, 2007, between JumpTV Inc. and Jordan Banks

10.7	** #	Termination Letter, dated as of June 27, 2008, between JumpTV Inc. and Jordan Banks

10.8	** #	Employment Agreement, dated August 31, 2007, between JumpTV Inc. and Nada Usina

10.9	** #	Termination Letter, dated October 14, 2008, between JumpTV Inc. and Nadezda Usina

10.10	** #	Employment Agreement, dated August 10, 2007, between JumpTV Inc. and Bill Stephen

10.11	** #	Termination Fact Sheet/Separation Agreement, dated September 23, 2008, between JumpTV Inc. and William Stephen

10.12	** #	Second Amended and Restated Stock Option Plan and form of option agreement

10.13	** #	2006 Stock Appreciation Rights Plan, as amended

10.14	** #	Amended and Restated Retention Warrants Plan and form of retention warrant agreement

10.15	** #	Restricted Share Plan and form of award agreement

10.16	** #	Amended and Restated Directors’ Compensation Plan

10.17	** #	Employee Share Purchase Plan

10.18	** #	Form of Rights Agreement under the 2006 Stock Appreciation Rights Plan

10.19	**

Contract for Services, dated as of June 1, 2008, between KyLinTV, Inc. and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.20	**

Software License and Product Distribution Agreement, dated as of September 29, 2006, between NeuLion, Inc. and TransVideo International Ltd. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.21	**

Amendment, dated as of July 1, 2008, to Software and Product Distribution Agreement between NeuLion, Inc. and TransVideo International Ltd. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.22	**

License Agreement, dated as of June 1, 2006, between NeuLion, Inc. and ABS-CBN Global Limited (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.23	**

Contract for Services, dated as of June 22, 2007, between Sky Angel U.S., LLC and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.24	**	Contract for Services, dated as of June 25, 2007, between NHL Interactive CyberEnterprises, LLC and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.25	**

Amendment to Contract for Services Agreement, dated as of August 1, 2008, between NHL Interactive CyberEnterprises, LLC and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.26	**	Agreement, dated August 2007, among JumpTV Inc. and the sellers named therein

10.27	**	Asset Purchase Agreement, dated as of July 15, 2007, among JumpTV Inc., JumpTV USA Inc. and XOS

10.28	** #	Second Amended and Restated Stock Option Plan, as amended, and form of option agreement

10.29	** #	2006 Stock Appreciation Rights Plan, as amended

10.30	** #	Amended and Restated Retention Warrants Plan, as amended, and form of retention warrant agreement

10.31	** #	Amended and Restated Directors’ Compensation Plan, as amended

16	**	Letter regarding change in accountant

21	**	Subsidiaries of JumpTV

*   Filed herewith

** Previously filed.

#   Management contract or compensatory plan or arrangement

JUMPTV INC.

CONSOLIDATED BALANCE SHEETS

[Expressed in U.S. dollars, unless otherwise noted]

	March 31,	December 31,
	2009	2008
	[unaudited]	[audited]
	$	$

ASSETS
Current
Cash and cash equivalents	21,567,868	27,323,021
Accounts receivable, net of allowance for doubtful accounts of $266,758 and $290,538, respectively	1,851,373	2,284,242
Taxes receivable	975,747	983,253
Other receivables	404,426	227,711
Inventory	383,220	347,600
Prepaid expenses and deposits	1,301,616	1,830,260
Due from related parties [note 5]	625,679	324,059
Total current assets	27,109,929	33,320,146
Property, plant and equipment, net	6,162,710	6,474,989
Intangible assets, net	5,429,334	5,749,332
Goodwill	6,846,183	6,846,183
Other assets	1,778,891	1,347,032
Total assets	47,327,047	53,737,682

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	3,239,331	4,465,388
Accrued liabilities	7,502,050	7,595,116
Derivative liability [notes 2 and 11]	1,064,800	—
Due to related parties [note 5]	300,407	56,826
Deferred revenue	2,975,963	3,091,993
Total current liabilities	15,082,551	15,209,323
Long-term deferred revenue	617,156	638,510
Other long-term liabilities	773,632	876,271
Total liabilities	16,473,339	16,724,104

Contingencies [note 7]

Shareholders’ equity
Share capital	6,774,155	6,762,097
Common shares (par value: none; authorized: unlimited; issued and outstanding: 110,100,289 and 110,084,044, respectively)
Additional paid-in capital [note 2]	54,246,158	56,500,258
Promissory notes receivable	(209,250)	(209,250)
Accumulated deficit [note 2]	(29,957,355)	(26,039,527)
Total shareholders’ equity	30,853,708	37,013,578
Total liabilities and shareholders’ equity	47,327,047	53,737,682

See accompanying notes

JUMPTV INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

[unaudited]

[Expressed in U.S. dollars, unless otherwise noted]

	Three months ended March 31,
	2009	2008
	$	$

Revenue
Services revenue	6,034,330	874,577
Equipment revenue	539,696	1,075,043
Total Revenue	6,574,026	1,949,620

Cost of Sales
Services revenue	3,383,879	284,101
Equipment revenue	460,604	861,280
Total Cost of Sales, exclusive of depreciation and amortization shown separately below	3,844,483	1,145,381
	2,729,543	804,239
Costs and Expenses
Selling, general and administrative, including stock-based compensation [note 8]	7,173,340	1,638,455
Depreciation and amortization	1,014,681	195,063
	8,188,021	1,833,518

Operating loss	(5,458,478)	(1,029,279)

Other income (expense)
Unrealized loss on derivative [notes 2 and 11]	(476,850)	—
Gain on foreign exchange	44,226	—
Investment income	97,224	815
Equity in loss of affiliate [note 5]	—	(457,682)
	(335,400)	(456,867)
Net and comprehensive loss for the period	(5,793,878)	(1,486,146)

Net loss per weighted average number of shares outstanding - basic and diluted [note 6]	$(0.05)	$(0.03)

Weighted average number of shares outstanding - basic and diluted [note 6]	110,089,579	42,680,587

See accompanying notes

JUMPTV INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

[unaudited]

[Expressed in U.S. dollars, unless otherwise noted]

						Total
			Additional	Promissory	Accumulated	shareholders’
	Common shares		paid-in capital	Notes	deficit	equity
	#	$	$	$	$	$

Balance, December 31, 2008	110,084,044	6,762,097	56,500,258	(209,250)	(26,039,527)	37,013,578
Cumulative effect of change in accounting principle [notes 2 and 11]	—	—	(2,464,000)	—	1,876,050	(587,950)
Issuance of common shares for RSUs	16,245	5,846	—	—	—	5,846
Release of common shares from escrow for services	—	6,212	—	—	—	6,212
Stock-based compensation	—	—	209,900	—	—	209,900
Net loss	—	—	—	—	(5,793,878)	(5,793,878)
Balance, March 31, 2009	110,100,289	6,774,155	54,246,158	(209,250)	(29,957,355)	30,853,708

See accompanying notes

JUMPTV INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]

[Expressed in U.S. dollars, unless otherwise noted]

	Three months ended March 31,
	2009	2008
	$	$

OPERATING ACTIVITIES
Net loss	(5,793,878)	(1,486,146)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	1,014,681	195,063
Equity in loss of affiliate	—	457,682
Stock-based compensation	253,743	—
Unrealized loss on derivative [notes 2 and 11]	476,850	—

Changes in operating assets and liabilities
Accounts receivable	432,869	1,130,941
Inventory	(35,620)	(655,300)
Prepaid expenses, deposits and other assets	96,785	132,481
Other receivables	(176,715)	—
Taxes receivable	7,506	—
Due from related parties	(301,620)	145,523
Accounts payable	(1,226,057)	398,354
Accrued liabilities	(124,851)	443,408
Deferred revenue	(137,384)	207
Long-term liabilities	(102,639)	—
Due to related parties	243,581	(376,806)
Cash (used in) provided by operating activities	(5,372,749)	385,407

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(382,404)	(999,042)
Cash used in investing activities	(382,404)	(999,042)

FINANCING ACTIVITIES
Capital contributions	—	600,000
Cash provided by financing activities	—	600,000
Net decrease in cash and cash equivalents during the period	(5,755,153)	(13,635)
Cash and cash equivalents, beginning of period	27,323,021	608,464
Cash and cash equivalents, end of period	21,567,868	594,829

See accompanying notes

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

1. Nature of Operations

These interim unaudited consolidated financial statements for the three months ended March 31, 2009 and 2008, and as at March 31, 2009 and December 31, 2008 reflect the assets, liabilities and results of operations of NeuLion Inc. [“NeuLion”], the legal subsidiary, prior to the reverse takeover and the consolidated assets, liabilities and results of operations of JumpTV and NeuLion subsequent to the reverse takeover.  These consolidated financial statements are issued under the name of the legal acquirer (JumpTV or the Acquired Business), but are deemed to be a continuation of the accounting acquirer (NeuLion).

JumpTV’s [the “Company”] primary business is working with content partners to develop end-to-end solutions for multimedia IPTV services.

2. Basis of Presentation and Significant Accounting Policies

The Company’s accounting polices are consistent with those presented in our annual consolidated financial statements as at December 31, 2008, except for EITF No. 07-5 described below.  These interim unaudited consolidated financial statements do not include all note disclosures required by U.S. generally accepted accounting principles [“GAAP”] for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements, including the notes thereto, in the 2008 annual financial statements.

The preparation of these financial statements is in conformity with U.S. GAAP, which requires management to make certain estimates that affect the reported amounts in the interim unaudited consolidated financial statements, and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from these estimates.

Note 12 reconciles the Company’s interim unaudited consolidated financial statements from U.S. GAAP to Canadian GAAP.  All significant intercompany transactions and accounts have been eliminated on consolidation.

In the opinion of management, these interim unaudited consolidated financial statements contain all of the adjustments of a normal and recurring nature necessary to present fairly The Company’s financial position as at March 31, 2009 and December 31, 2008 and the results of operations and cash flows for the three-month periods ended March 31, 2009 and 2008.

Recently issued accounting standards

In December 2007, the FASB issued FAS No. 141(R), “Business Combinations” (FAS 141(R)), which replaces FAS No. 141 “Business Combinations” (FAS 141). FAS 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed and requires the acquirer to disclose certain information related to the nature and financial effect of the business combination. FAS 141(R) also establishes principles and requirements for how an acquirer recognizes any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. FAS 141(R) was effective on a prospective basis for business combinations for which the acquisition date is on or after January 1, 2009. For any business combination that takes place subsequent to January 1, 2009, FAS 141(R) may have a material impact on our financial statements.

Effective January 1, 2009, the Company adopted Emerging Issues Task Force (“EITF”) No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  One of the conclusions reached under EITF 07-05 was that an equity-linked financial instrument would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The conclusion reached under EITF 07-05 clarified the accounting treatment for these and certain other financial instruments as it related to FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). EITF 07-5 specifies that a contract that would otherwise meet the definition of a

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

derivative under SFAS 133, would not be treated as a derivative if it met the following conditions: (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position.

As a result, the Company’s outstanding Warrants denominated in Canadian dollars detailed below are not considered to be indexed to its own stock because the exercise price is denominated in Canadian dollars and our functional currency is United States dollars and therefore have been treated as derivative financial instruments and recorded at their fair value as a liability.  All other outstanding convertible instruments meet this definition and are included in shareholders’ equity.

•                  5,500,000 Series A Warrants exercisable at Cdn$1.25 and expire on October 20, 2010.

•                  5,500,000 Series B Warrants exercisable at Cdn$1.50 and expire on October 20, 2010.

The Warrants have been recorded at their relative fair values at issuance and will continue to be recorded at fair value at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as other income (expense).  The Warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of the Warrants is estimated using the Black-Scholes-Merton option-pricing model. On January 1, 2009, the grant date fair value of the Warrants of $2,464,000 was reallocated from additional paid in capital and a derivative liability was recorded in the amount of $587,950 being the fair value of the warrants on January 1, 2009 with the an adjustment to opening accumulated deficit of $1,876,050.   As of March 31, 2009, the fair value of the Warrants was determined to be $1,064,800; accordingly, the Company recorded $476,850 in other expense for the three months ended March 31, 2009 related to the change in the fair value of the Warrants.

In accordance with FASB Statement No. 154, “Accounting Changes and Error Corrections” (“FASB No. 154”), the Company has recorded the cumulative effect of the change in accounting principle on January 1, 2009 of $1,876,050 to the opening balance of accumulated deficit as detailed above.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” or FAS 161 which required enhanced disclosures about an entity’s derivative and hedging activities and was intended to improve the transparency of financial reporting.  SFAS No. 161 applies to all derivative instruments, including bifurcated derivative instruments and related hedging items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements with an enhanced understanding of: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The provisions of this standard do not require disclosures for earlier periods presented for comparative purposes at initial adoption. SFAS No. 161 was effective for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this new standard effective January 1, 2009.   The required disclosures are included in Note 11 to the consolidated financial statements.

Advertising

Advertising costs are expensed as incurred and totaled $180,344 and $41,502 for the three months ended March 31, 2009 and 2008, respectively.

Comparative Information

The Company has reclassified certain prior period information to conform with the current period’s presentation.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

3.  Business Combination

On October 20, 2008, the Company completed a merger with NeuLion.  Under the terms of the merger, JumpTV issued 49,577,427 common shares and 1,840,097 contingent shares, which represented approximately the entire issued and outstanding shares of JumpTV prior to closing, to the securityholders of NeuLion, in exchange for their NeuLion securities.

Proforma

The results of operations for JumpTV and NeuLion have been included in the Company’s consolidated statements of operations since the completion of the merger on October 20, 2008.   The following unaudited pro forma financial information presents the combined results of the Company and the merger as if the merger had occurred at the beginning of 2008:

	March 31,	March 31,
	2009	2008
	$	$
	[unaudited	[unaudited
	actual]	proforma]

Total revenue	6,574,026	5,556,179
Total cost of sales	(3,844,483)	(4,828,999)
	2,729,543	727,180

Total sales, general and administrative, including stock based compensation	(7,173,340)	(11,293,989)
Stock-based compensation [i]	(253,743)	(792,936)
Impairment of goodwill [ii]	—	(47,882,317)
Impairment of long-lived assets [iii]	—	(173,786)
Depreciation and amortization [iv]	(1,014,681)	(856,722)
Operating loss	(5,458,478)	(11,423,531)
Net loss	(5,793,878)	(59,602,491)
Net loss per weighted average number of shares outstanding – basic and diluted	(0.05)	(1.40)

[i]  In accordance with FASB 123R, these amounts represent stock-based compensation for the Company’s stock options, restricted share units, stock appreciation rights, warrants and retention warrants.

[ii] As at March 31, 2008, the Acquired Business’ market capitalization decreased below the carrying value of the Company.  Management considered this to be an indicator of impairment, accordingly, as at March 31, 2008, performed a goodwill impairment test and, accordingly the Company recorded a non-cash goodwill impairment charge of $47,882,317.

[iii] The Company determined that the business climate had changed such that the carrying value of the Company’s long-lived assets may not be fully recoverable.  Accordingly, the Company recorded a non-cash impairment charge of $173,786.

[iv] In determining the pro forma amounts above, the Company made adjustments to depreciation and amortization  as a result of the revised fair values of tangible and intangible assets performed as a result of the acquisition.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

4. Economic Dependence and Concentration of Credit Risk

For the three months ended March 31, 2009, one customer accounted for 12% of revenue.  For the three months ended March 31, 2008, three customers accounted for 81% of revenue as follows:  47%, 18% and 16%.

As at March 31, 2009, one customer accounted for 41% of the accounts receivable.  As at December 31, 2008, one customer accounted for 25% of the accounts receivable.

The Company is economically dependent upon TransVideo International, Ltd. [“TransVideo”], a related party [note 5], to provide set top boxes used by Company’s customers.

5. Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with related parties.  Significant related party transactions are as follows:

TransVideo International, Ltd. [“Transvideo”]

Set top box purchases amounted to $395,280 and $633,000 and transcoder licensing fees amounted to $28,000 and $15,000 for the three months ended March 31, 2009 and 2008, respectively.  Included in cost of sales is the amount incurred from TransVideo of $369,160 and $677,700 for the three months ended March 31, 2009 and 2008, respectively.

Patstar, Inc [“Patstar”]

Rent expense paid by Patstar of $891 is included as a recovery in selling, general and administrative expense for the three months ended March 31, 2009.

KyLinTV, Inc [“KyLinTV”]

KyLinTV is an IPTV service provider that is controlled by Chairman of the Board of Directors of the Company.  The Company also provides KyLinTV with administrative and general corporate support.  On June 1, 2008, the Company entered into an agreement with KyLinTV to build and deliver the setup and back office operation of an IPTV service.

The Company recognized revenue from related parties for each of the periods ended March 31 as follows:

	March 31,	March 31,
	2009	2008
	$	$

New York Islanders	60,000	60,000
Renaissance	30,000	30,000
Smile Train	—	39,000
Hawaii	16,471	9,393
KyLinTV	401,485	—
	507,956	138,393

The Company also provides KyLinTV with administrative and general corporate support.  For each of the periods presented, the amounts paid for these services provided by NeuLion for the three months ended March 31, 2009 and 2008 were $150,615 and $386,148, respectively.  Additionally, during the three months ended March 31, 2009, the Company purchased set top boxes from KyLin in the amount of $54,090.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

As at March 31, 2009 and December 31, 2008, the amounts due from (to) related parties are as follows:

	March 31,	December 31,
	2009	2008
	$	$

New York Islanders	61,921	29,189
Renaissance	71	(1,146)
Smile Train	27,000	27,000
Hawaii	1,070	17,527
TransVideo	(300,407)	(55,680)
KyLinTV	534,726	250,343
Patstar	891	—
	325,272	267,233

Investment in affiliate — KyLinTV

The Company records its investment in KyLinTV using the equity method.

From January 1, 2008 through March 31, 2009, the Company’s equity interest in the affiliate was 17.1%.  As previously discussed, the Company also provides KyLinTV with administrative and general corporate support.  Management has determined that as a result of the 17.1% equity interest combined with the services that NeuLion provides KyLinTV, the Company continues to have significant influence on the operating activities of KyLinTV, therefore the Company continues to account for KyLinTV using the equity method of accounting for investment.

The Company’s proportionate share of the equity loss from KyLinTV has been accounted for as a charge on the Company’s consolidated statements of operations and comprehensive loss.   Due to KyLinTV’s accumulated losses, the investment has been reduced to zero as at December 31, 2008.  No further charges will be recorded as the Company has no obligation to fund the losses of KyLinTV.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

The results of operations and financial position of the Company’s equity basis investment in KyLinTV are summarized below for the three months ended March 31:

	March 31,	March 31,
	2009	2008
	$	$

Condensed income statement information:
Net sales	1,955,083	1,272,710
Net loss	(1,480,781)	(1,910,781)

	March 31,	December 31,
	2009	2008
	$	$

Condensed balance sheet information:
Current assets	1,261,557	927,427
Non-current assets	2,042,614	2,411,319
Total assets	3,304,171	3,338,746
Current liabilities	11,510,116	10,063,909
Non-current liabilities	—	—
Equity (deficiency)	(18,205,945)	(6,725,163)
Total liabilities and equity	3,304,171	3,338,746

6. Loss per Share

Basic loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding and, if dilutive, potential common shares using the treasury stock method.

For the three months ended March 31, 2009 and 2008, the Company had potential common shares which, due to the losses incurred, were considered anti-dilutive equity instruments. Accordingly, the effect of stock options for each of the periods has not been reflected in computing diluted loss per share for the three months ended March 31, 2009 and 2008.

The following table summarizes the potential common shares that were outstanding as at March 31, 2009 and 2008 but were not included in the computation of diluted loss per share as their effect would have been anti-dilutive.

	March 31,	March 31,
	2009	2008
	#	#

Stock options	8,952,995	5,559,044
Restricted share plan units	42,977	—
Stock appreciation rights	1,843,741	—
Warrants	16,197,500	—
Retention warrants	1,088,531	—
Contingent performance consideration	3,680,194	—

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

7.  Contingencies

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims.  Management believes that adequate provisions have been made in the accounts where required.  Although the extent of potential costs and losses, if any is uncertain, management believes that the ultimate resolution of such contingencies will not have an adverse effect on the consolidated financial position or results of operations of the Company.

8.  Stock Option and Stock-Based Compensation Plans

The following table shows the breakdown total stock-based compensation expense included in the interim consolidated statement of operations:

	March 31,	March 31,
	2009	2008
	$	$

Stock options and warrants	194,702	—
Restricted share plan units	5,846	—
Stock appreciation rights	31,785	—
Retention warrants	15,198	—
Escrowed shares	6,212	—
	253,743	—

On March 31, 2009, the Company granted 100,000 stock options to an employee of the Company with an exercise price of $0.35 that vested immediately and expire on June 29, 2009.

9.  Segmented Information

The Company operates as one reportable segment — to provide full end-to-end enterprise-level IPTV and other professional services.  Substantially all of the Company’s revenues and long-lived assets are in the United States.

10.  Income Taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which clarifies the accounting for uncertainty recognized in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.  The adoption of FIN 48 did not impact our consolidated financial conditions, results of operations or cash flows.  There were no accrued interest and penalties associated with uncertain tax positions as of March 31, 2009.

As of December 31, 2008, the Company had unrecognized tax benefits of $28.0 million.  There has been no significant change in unrecognized tax benefits through March 31, 2009.  Due to the existence of valuation allowances, future changes in our unrecognized tax benefits will not impact our effective tax rate.  The Company does not expect their unrecognized tax benefits to change significantly over the next twelve months.

11. Derivative Instruments

The Company’s only derivative instruments are 11,000,000 Warrants which are denominated in a currency other than the Company’s functional currency.

•                  5,500,000 Series A Warrants exercisable at Cdn$1.25 and expire on October 20, 2010.

•                  5,500,000 Series B Warrants exercisable at Cdn$1.50 and expire on October 20, 2010.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

The Warrants have been recorded at their relative fair values at issuance and will continue to be recorded at fair value at each subsequent balance sheet date. Any change in value between reporting periods will be recorded as other income (expense).  The Warrants will continue to be reported as a liability until such time as they are exercised or expire. The fair value of the Warrants is estimated using the Black-Scholes-Merton option-pricing model.

As of January 1, 2009, the grant date fair value of the Warrants in the amount of $2,464,000 was reallocated from additional paid in capital and a derivative liability was recorded in the amount of $587,950 being the fair value of the warrants on January 1, 2009 offset by an adjustment to accumulated deficit of $1,876,050.

As of March 31, 2009, the fair value of the Warrants was determined to be $1,064,800; accordingly, the Company recorded $476,850 in other expense for the three months ended March 31, 2009 related to the change in the fair value of the Warrants.  There is no cash flow impact for these derivates until the Warrants are exercised.  If the Warrants are exercised, the Company will receive the proceeds from the exercise at the current exchange rate at the time of exercise.

12. Reconciliation of U.S. GAAP to Canadian GAAP

The consolidated financial statements of the Company are prepared in U.S. dollars in accordance with United States GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with Canadian GAAP:

Income Statement Items using Canadian GAAP

	March 31,	March 31,
	2009	2008
	$	$

NET LOSS USING UNITED STATES GAAP	(5,793,878)	(1,486,146)
Add:
Adjustment for stock based compensation on SARS[i]	31,785	—
Adjustment for unrealized loss on derivative [ii]	476,850	—
NET LOSS USING CANADIAN GAAP	(5,285,243)	(1,486,146)

NET AND COMPREHENSIVE LOSS PER SHARE USING CANADIAN GAAP - basic and diluted	$(0.05)	$(0.03)

Balance Sheet Items using Canadian GAAP

	March 31, 2009		December 31, 2008
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Accrued liabilities [i]	7,502,050	7,453,666	7,595,116	7,579,517
Derivative liability [ii]	1,064,800	—	—	—
Total current liabilities [i] and [ii]	15,082,551	13,969,367	15,209,323	15,192,724
Total liabilities [i] and [ii]	16,473,339	15,360,155	16,724,104	16,707,505
Accumulated deficit [i] and [ii]	(29,957,355)	(29,432,121)	(26,039,527)	(26,022,928)
Total shareholders’ equity [i] and [ii]	30,853,708	31,378,942	37,013,578	37,030,177

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

Cash Flows Items using Canadian GAAP

	March 31, 2009		March 31, 2008
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Net loss [i] and [ii]	(5,793,878)	(5,285,243)	(1,486,146)	(1,486,146)
Stock-based compensation [i]	253,743	221,958	—	—
Unrealized loss on derivative [ii]	476,850	—	—	—

Areas of material difference between Canadian GAAP and U.S. GAAP and their impact on the consolidated financial statements are as follows:

[i]   Stock Appreciation Rights [“SARS”]

On January 1, 2007, the Company adopted, on a modified prospective basis, CICA Handbook Section 3870, Stock-Based Compensation and Other Stock Based Payments, for new awards granted on or after this date under the Company’s stock appreciation rights plan.

Under U.S. GAAP, the Company recognizes a liability and compensation expense for the fair value of the SARS on each reporting date.

Under Canadian GAAP, the Company recognizes a liability and compensation expense for the “in the money” value of the SARS on each reporting date.

[ii]   Derivative Liability

CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The revisions change the accounting for certain financial instruments that have liability and equity characteristics.

Under U.S. GAAP, the Company recognizes a derivative liability on the consolidated balance sheets for the fair value of all convertible instruments with an exercise price denominated in a currency other than the Company’s functional currency.  The Company fair values this liability on each reporting date with the corresponding entry to unrealized gain (loss) on derivative on the consolidated statement of operations.

Under Canadian GAAP, the Company fair values these convertible instruments on the grant date and includes them within additional paid in capital on the consolidated balance sheets.  The Company does not recognize any changes in fair value.

[iii] In addition, recent Canadian GAAP accounting pronouncements that may impact the Company’s financial position and results of operations and disclosure requirements are as follows:

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

CICA Handbook Section 1535 — Capital Disclosures

The Company manages the following accounts in regards to capital management:

	March 31,	December 31,
	2009	2008
	$	$

Shareholders’ equity
Share capital	6,774,155	6,762,097
Additional paid in capital	54,246,158	56,500,258
Promissory note receivable	(209,250)	(209,250)
Accumulated deficit	(29,957,355)	(26,039,527)
	30,853,708	37,013,578

(the figures in the table above are in accordance with U.S. GAAP)

The Company’s outstanding share capital is comprised of common shares. At March 31, 2009, an unlimited number of common shares were authorized and 110,100,289 (December 2008 - 110,084,044) common shares were issued and outstanding. Approximately 60% of the common shares are held by insiders, and the remaining shares are widely held. Further information on the Company’s outstanding share capital is provided in note 8 of these consolidated financial statements.

At March 31, 2009, a total of 8,952,995 stock options were outstanding, 42,977 restricted share units, 16,197,500 warrants, 1,088,531 retention warrants and 1,843,741 SARs, which convertible securities cumulatively represented 27% of the Company’s issued and outstanding share capital. Pursuant to guidelines set by the Company’s respective equity plans, stock option grants are limited to the greater of 12.5% of the issued and outstanding common shares outstanding and 4,000,000, restricted share unit grants have been fully granted, retention warrants are limited to 2,500,000 and SARs grants are limited to the greater of 5% of the issued and outstanding common shares and 4,150,000.  The Company is in compliance with these guidelines.

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its revenue growth, general and administrative expenses, working capital and capital expenditures.

In order to maintain or adjust its capital structure, the Company may issue new shares and/or purchase shares for cancellation pursuant to normal course issuer bids.

To finance its activities, the Company has relied on revenue growth and capital contributions.

The Company’s policy is to maintain a minimal level of debt.  At this time the Company has not utilized debt facilities as part of its capital management program nor has it paid dividends to its shareholders.

The capital management objectives for the period ended March 31, 2009 remained the same as those of the previous fiscal period.

The Company is not subject to any externally imposed capital requirements.

CICA Handbook Sections 3862 and 3863 — Financial Instruments — Disclosures and Presentation

The Company’s financial instruments are comprised of cash and cash equivalents, short-term investments, accounts receivable, interest receivable, other receivables, accounts payable, other accrued liabilities, amounts due to/from related party, notes payable and obligations under capital lease.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The fair value of assets and liabilities were as follows:

	March 31,	December 31,
	2009	2008
	$	$

Financial Assets
Held-for-Trading
Cash and cash equivalents	21,567,868	27,323,021
Loans and Receivables
Accounts receivable	1,851,373	2,284,242
Other receivables	404,426	227,711
Due from related parties	625,679	324,059
Financial Liabilities
Other Financial Liabilities
Accounts payable	3,239,331	4,465,388
Accrued liabilities	7,502,050	7,595,116
Due to related partiese	300,407	56,826

All fair values denoted above approximate their carrying values due to their short term nature and/or variable interest rates.

Risk management is primarily the responsibility of the Company’s corporate finance function.  Significant risks are regularly monitored and actions are taken, when appropriate, according to the Company’s approved policies, established for that purpose.  In addition, as required, these risks are reviewed with the Company’s Board of Directors.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the United States dollar.  The majority of the Company’s revenues are transacted in U.S. dollars, whereas the majority of expenses are transacted in U.S. or Canadian dollars.  The Company does not use derivative instruments to hedge against foreign exchange risk.

Interest Rate Risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its short-term investments.  The interest rates on these instruments are based on the banks’ applicable prime rate and therefore are subject to change with the market.  The Company does not use derivative financial instruments to reduce its interest rate risk.

Credit Risk

The Company sells its services to a variety of customers under various payment terms and therefore is exposed to credit risk.  The Company has adopted policies and procedures designed to limit this risk.  The maximum exposure to credit risk at the reporting date is the carrying value of receivables.  The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable.  The Company believes that the concentration of credit risk is limited due to the Company’s primary source of revenues to date being subscription revenues, for which monies are received in advance principally through credit cards.

JUMPTV INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in U.S. dollars, unless otherwise noted]

Information as at March 31, 2009 and for the three months ended

March 31, 2009 and 2008 is unaudited

There is no significant credit risk related to the Company’s cash and cash equivalents and short-term investments. Credit risk is managed through conducting financial and other assessments of these investments on an ongoing basis.

The following table sets out details of the age of accounts receivable that are outstanding and related allowance for doubtful accounts:

	March 31,	December 31,
	2009	2008
	$	$

Current	1,181,875	1,697,271
31-60 days	402,425	287,070
61-90 days	132,648	105,525
Over 90 days	401,183	484,914
Less: Allowance for doubtful accounts	(266,758)	(290,538)
Total accounts receivable, net	1,851,373	2,284,242

The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of operations and comprehensive loss.  When a receivable balance is considered uncollectible, it is written off against the allowance for accounts receivable. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of operations and comprehensive loss.

Recent Accounting Pronouncements

In February 2008, the CICA issued new Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard addresses when an internally developed intangible asset meets the criteria for recognition as an asset. The section also issued amendments to Section 1000, Financial Statement Concepts. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted, and have been adopted by the Company effective January 1, 2009. The objectives of the changes are to reinforce a principle-based approach to the recognition of costs as assets and to clarify the application of the concept of matching revenues and expenses in Section 1000. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards [“IFRS”] by eliminating the practice of recognizing as assets a variety of start-up, pre-production and similar costs that do not meet the definition and recognition criteria of an asset. There was no material effect on the Company’s interim consolidated financial statements as a result of adopting CICA Handbook Section 3064.

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. As the Company is in the process of filing a registration statement to become an SEC issuer, the Company expects to continue to use US GAAP until the implementation date in the United States — currently estimated as no sooner than 2014.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMPTV INC.

	By:	/s/ Nancy Li
Date: June 5, 2009	Name: Nancy Li
Title: Chief Executive Officer

EXHIBIT
NUMBER		TITLE OF EXHIBIT

2.1	**	Agreement and Plan of Merger, dated June 26, 2008, among NeuLion, Inc., JumpTV Inc. and JumpTV Acquisition Corp.

3.1(i)	**	Articles of Incorporation, as amended, of JumpTV

3.1(ii)	**	Amended By-law No. 1 of JumpTV

4	**	Form of stock specimen

9	**	Voting Trust Agreement, dated as of October 20, 2008, among Charles B. Wang, Nancy Li, AvantaLion LLC, Jianbing Duan, Computershare Trust Company of Canada and JumpTV Inc.

10.1	** #	Employment Agreement, dated as of June 1, 2006, between JumpTV Inc. and G. Scott Paterson

10.2	** #	Employment Agreement, dated as of February 11, 2008, between JumpTV Inc. and Blair Baxter

10.3	** #	Amendment, dated March 31, 2008, to Employment Agreement between JumpTV Inc. and Blair Baxter

10.4	** #	Termination Letter, dated September 9, 2008, between JumpTV Inc. and Blair Baxter

10.5	** #	Agreement for Services, dated February 23, 2009, between JumpTV Inc. and Blair Baxter

10.6	** #	Employment Agreement, dated October 12, 2007, between JumpTV Inc. and Jordan Banks

10.7	** #	Termination Letter, dated as of June 27, 2008, between JumpTV Inc. and Jordan Banks

10.8	** #	Employment Agreement, dated August 31, 2007, between JumpTV Inc. and Nada Usina

10.9	** #	Termination Letter, dated October 14, 2008, between JumpTV Inc. and Nadezda Usina

10.10	** #	Employment Agreement, dated August 10, 2007, between JumpTV Inc. and Bill Stephen

10.11	** #	Termination Fact Sheet/Separation Agreement, dated September 23, 2008, between JumpTV Inc. and William Stephen

10.12	** #	Second Amended and Restated Stock Option Plan and form of option agreement

10.13	** #	2006 Stock Appreciation Rights Plan, as amended

10.14	** #	Amended and Restated Retention Warrants Plan and form of retention warrant agreement

10.15	** #	Restricted Share Plan and form of award agreement

10.16	** #	Amended and Restated Directors’ Compensation Plan

10.17	** #	Employee Share Purchase Plan

10.18	** #	Form of Rights Agreement under the 2006 Stock Appreciation Rights Plan

10.19	**

Contract for Services, dated as of June 1, 2008, between KyLinTV, Inc. and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.20	**

Software License and Product Distribution Agreement, dated as of September 29, 2006, between NeuLion, Inc. and TransVideo International Ltd. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.21	**

Amendment, dated as of July 1, 2008, to Software and Product Distribution Agreement between NeuLion, Inc. and TransVideo International Ltd. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.22	**

License Agreement, dated as of June 1, 2006, between NeuLion, Inc. and ABS-CBN Global Limited (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.23	**

Contract for Services, dated as of June 22, 2007, between Sky Angel U.S., LLC and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.24	**

Contract for Services, dated as of June 25, 2007, between NHL Interactive CyberEnterprises, LLC and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.25	**

Amendment to Contract for Services Agreement, dated as of August 1, 2008, between NHL Interactive CyberEnterprises, LLC and NeuLion, Inc. (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

10.26	**	Agreement, dated August 2007, among JumpTV Inc. and the sellers named therein

10.27	**	Asset Purchase Agreement, dated as of July 15, 2007, among JumpTV Inc., JumpTV USA Inc. and XOS

10.28	** #	Second Amended and Restated Stock Option Plan, as amended, and form of option agreement

10.29	** #	2006 Stock Appreciation Rights Plan, as amended

10.30	** #	Amended and Restated Retention Warrants Plan, as amended, and form of retention warrant agreement

10.31	** #	Amended and Restated Directors’ Compensation Plan, as amended

16	**	Letter regarding change in accountant

21	**	Subsidiaries of JumpTV

*   Filed herewith

** Previously filed

#   Management contract or compensatory plan or arrangement